SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Act of 1934 (Amendment No. ___)*
FX Real Estate and Entertainment Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
302709-100

(CUSIP Number)
Mitchell J. Nelson
General Counsel
FX Real Estate and Entertainment Inc.
650 Madison Avenue
New York, New York 10022
Telephone: (212) 838-3100

(Name, address and telephone number of person authorized to receive notices and communications)
January 10, 2008

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	302709-100	SCHEDULE 13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
	Robert F.X. Sillerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		9,869,421

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,938,418

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,869,421

WITH	10	SHARED DISPOSITIVE POWER

		1,938,418

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,807,839

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.7%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	302709-100	SCHEDULE 13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Sillerman Commercial Holdings Partnership, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,227,140

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,227,140

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,227,140

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	302709-100	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Sillerman Capital Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		511,278

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

511,278

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

511,278

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	302709-100	SCHEDULE 13D	Page 5 of 12 Pages

ITEM 1.	Security and Issuer.
     This statement relates to the common stock, $0.01 par value (the “Common Stock”), of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 650 Madison Avenue, New York, New York 10022.

ITEM 2.	Identity and Background.
     (a) This statement is being filed jointly by Robert F.X. Sillerman (“Sillerman”), Sillerman Commercial Holdings Partnership, L.P., a Delaware limited partnership in which Sillerman is the sole stockholder of the general partner (the “Partnership”), and Sillerman Capital Holdings, L.P., a Delaware limited partnership controlled by Sillerman through a trust for the benefit of Mr. Sillerman’s descendents (“Holdings” and together with Sillerman and the Partnership, the “Reporting Persons”).
     (b), (c), (f) The following table sets forth the name, address and citizenship for each of the Reporting Persons:

Citizenship/Place
Reporting Person	Address	of Organization
Robert F.X. Sillerman	650 Madison Avenue, New York, New York 10022	United States

Sillerman Commercial Holdings Partnership, L.P.	157 East 70th Street, New York, New York 10021	Delaware

Sillerman Capital Holdings, L.P.	157 East 70th Street, New York, New York 10021	Delaware
The principal business of each of the Reporting Persons is set forth in the following table:

Reporting Person	Principal Business
Robert F.X. Sillerman	The principal business of Robert F.X. Sillerman is Chief Executive Officer and Chairman of the Issuer and Chief Executive Officer, President and Chairman of CKX, Inc. (“CKX”), a publicly traded company engaged in the ownership, development and commercial utilization of entertainment content.

Sillerman Commercial Holdings Partnership, L.P.	The principal business of Sillerman Commercial Holdings Partnership, L.P. consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

Sillerman Capital Holdings, L.P.	The principal business of Sillerman Capital Holdings, L.P. consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.
The information required by Instruction C to Schedule 13D with respect to (a) the executive officers and directors of the Reporting Persons, (b) each person controlling the Reporting Persons and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Persons (collectively, the “Covered Persons”) is set forth in the table below:

CUSIP No.	302709-100	SCHEDULE 13D	Page 6 of 12 Pages

Sillerman Commercial Holdings Partnership, L.P.
	Present Principal	Name and Address of
Name, Position	Occupation	Employer	Citizenship

Robert F.X. Sillerman, Sole Shareholder of the General Partner(1)	The principal business of Robert F.X. Sillerman is Chief Executive Officer and Chairman of the Board of the Issuer and Chief Executive Officer, President and Chairman of the Board of CKX	CKX, Inc., 650 Madison Avenue, New York, NY 10022	United States

(1)	Sillerman is the sole shareholder of Sillerman Investment Corporation, which is the general partner of Sillerman Commercial Holdings Partnership, L.P.

Sillerman Capital Holdings, L.P.
	Present Principal	Name and Address of
Name, Position	Occupation	Employer	Citizenship

Robert F.X. Sillerman, Settlor of the General Partner (2)	The principal business of Robert F.X. Sillerman is Chief Executive Officer and Chairman of the Board of the Issuer and Chief Executive Officer, President and Chairman of the Board of CKX	CKX, Inc., 650 Madison Avenue, New York, NY 10022	United States

(2)	Sillerman is the settlor of the Sillerman 2006 GP Trust, the sole shareholder of Sillerman Capital Holdings, Inc., which is the general partner of Sillerman Capital Holdings, L.P.
     (d), (e) To the knowledge of the Reporting Persons, none of the persons or entities listed in response to this Item 2 nor any Covered Person has, during the last five years, been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.
     The Reporting Persons acquired the shares of Common Stock reported herein in connection with their approximately 31% ownership interest in CKX and approximately 29.3% ownership interest in Flag Luxury Properties, LLC, a Delaware limited liability company (“Flag”). CKX and Flag acquired 19,743,349 shares and 19,546,898 shares, respectively, of the Issuer’s Common Stock in connection with a series of transactions described in the Issuer’s final prospectus dated December 31, 2007 to its effective Registration Statement on Form S-1 (Registration No. 333-145672), as filed with the Securities and Exchange Commission on January 3, 2008 (the “Final Prospectus”).
     On November 30, 2007, Flag distributed all of its 19,546,898 shares of the Issuer’s Common Stock to its members, including affiliates of Sillerman, and certain of its employees (the “Flag Distribution”).
     In the Flag Distribution, affiliates of Sillerman received a total of 5,733,108 shares of the Issuer’s Common Stock, all of which shares have since been transferred to Sillerman.

CUSIP No.	302709-100	SCHEDULE 13D	Page 7 of 12 Pages
     On January 10, 2008, CKX, together with three distribution trusts (created by CKX for the benefit of CKX stockholders and into which CKX transferred all but 2% of the 19,743,349 shares), distributed all of the 19,743,349 shares of the Issuer’s Common Stock held by them to CKX’s stockholders of record on December 31, 2007 pursuant to the Final Prospectus (the “CKX Distribution”). In the CKX Distribution, each CKX stockholder received two shares of the Issuer’s Common Stock for every ten shares of CKX common stock or preferred stock owned as of December 31, 2007. No fractional shares were issued in the CKX Distribution. CKX stockholders otherwise entitled to fractional shares will instead receive a pro rata cash payment from the “bundled” sale of all fractional shares by an independent agent of the Issuer.
     In the CKX Distribution, Sillerman, the Partnership and Holdings received a total of 6,074,731 shares of the Issuer’s Common Stock.
     CKX agreed to effectuate the CKX Distribution pursuant to that certain merger agreement, as amended, by and between CKX and 19X, Inc. (“19X”), a company controlled by Sillerman, whereby 19X will acquire and take CKX private in a merger transaction (the “Going Private Transaction”).

ITEM 4.	Purpose of Transaction.
     The Reporting Persons’ responses to Items 3 and 6 of this statement is hereby incorporated by reference in this Item 4.
     Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the actions set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.
     (a) As of the date of this statement, Sillerman beneficially owns (i) directly 9,869,421 shares of Common Stock and (ii) indirectly 1,938,418 shares of Common Stock consisting of: (A) 1,227,140 shares of Common Stock owned of record by the Partnership, in which Sillerman is the sole stockholder of the general partner; (B) 511,278 shares of Common Stock owned of record by Holdings, which Sillerman controls through a trust for the benefit of Sillerman’s descendents; and (C) 200,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse.
     (b) Sillerman possesses sole voting and sole dispositive power over 9,869,421 shares of Common Stock and possesses shared voting power and dispositive power over 1,938,418 shares of Common Stock.
     (c) Except for the transactions described herein, during the sixty days immediately preceding the date of this statement, the Reporting Persons have not effected any transactions in the Common Stock.
     (d) Sillerman shares the power to direct receipt of dividends from, or proceeds from the sale of, 1,938,418 shares of Common Stock indirectly owned by Sillerman. Sillerman has sole power to direct receipt of dividends from, or proceeds from the sale of, 9,869,421 shares of Common Stock owned directly by Sillerman.
     (e) Inapplicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The Reporting Persons’ response to Item 3 of this statement is hereby incorporated by reference in this Item 6.

CUSIP No.	302709-100	SCHEDULE 13D	Page 8 of 12 Pages
     The Issuer recently announced that it intends to offer its stockholders, by means of a registered rights offering, rights to purchase one share of the Issuer’s common stock at a price of $10 per share for every two shares of Common Stock held as of a to-be-determined record date. The Issuer intends to announce shortly the date on which the rights offering will commence and expire. The Issuer will file a registration statement with the Securities and Exchange Commission relating to these securities. The Issuer has approximately 39.8 million shares outstanding. As part of the initial transaction that created the Issuer in June 2007, holders of approximately 50% of the Issuer’s outstanding common stock, representing approximately 20 million shares, waived the right to participate in the rights offering. As a result, it is expected that approximately 9.9 million shares will be offered in the rights offering.
     On January 9, 2008, the Issuer entered into two investment agreements (the “Investment Agreements”), one with The Huff Alternative Fund, L.P., a stockholder of the Issuer, and its affiliate the Huff Alternative Parallel Fund, L.P. (collectively, “Huff”) and the other with Sillerman. The Investment Agreements with Huff and Sillerman obligate Huff and Sillerman to purchase all shares in the rights offering that are not otherwise subscribed for by stockholders, if any, at the same $10 per share price. These Investment Agreements were entered into to ensure that the rights offering will be fully subscribed at the $10 price per share, resulting in anticipated gross proceeds to the Issuer of approximately $99 million.
     Pursuant and subject to the terms of the investment agreement entered into with Huff (the “Huff Investment Agreement”), Huff is obligated, at the option of the Issuer, to purchase the first $15 million of shares (1.5 million shares at $10 per share) that are not subscribed for in the rights offering, if any, and 50% of any other unsubscribed shares, up to a total investment of $40 million; provided, however, Huff is not obligated to purchase any shares beyond its initial $15 million investment in the event that Sillerman does not purchase an equal number of shares at the $10 price per share. The foregoing description of the Huff Investment Agreement is qualified in its entirety by the description included in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2008 and the complete text of the Huff Investment Agreement filed therewith.
     Pursuant to the investment agreement entered into between the Issuer and Sillerman (the “Sillerman Investment Agreement”), Sillerman is obligated to exercise 100% of the rights the Reporting Persons receive pursuant to the rights offering (representing 3,037,365 shares). In addition, Sillerman is obligated to purchase up to 50% of the shares underlying rights that are not exercised in the rights offering and that remain, if any, after the initial $15 million investment by Huff. Sillerman’s obligation to purchase shares pursuant to the Sillerman Investment Agreement is conditioned upon Huff purchasing an equal number of rights.
     The foregoing description of the Sillerman Investment Agreement is not complete, and is qualified in its entirety by reference to the full text of the agreement, which is attached as an exhibit to this statement.
     Sillerman has entered into a one-year lock-up agreement with the Issuer whereby he has agreed not to sell or otherwise encumber any of the shares that he and the other Reporting Persons received pursuant to the CKX Distribution for a period of one year from the time immediately prior to the consummation of the CKX Distribution, and has agreed not to sell or otherwise encumber, except as described below, any of the shares he received in connection with the Flag Distribution until November 30, 2010.
     On September 26, 2007, the Issuer entered into a line of credit agreement with CKX pursuant to which CKX agreed to loan up to $7.0 million to the Issuer, $6.0 million of which was drawn down on September 26, 2007 and is evidenced by a promissory note dated September 26, 2007. The loan is secured by a pledge of $5.0 million of Common Stock originally owned by Flag, but now owned by the members of Flag, including Sillerman, subsequent to the Flag Distribution. As such, Sillerman has pledged 324,254 shares of Common Stock to secure amounts owed to CKX under the line of credit agreement.
     In connection with CKX’s investment in the Issuer’s predecessor, CKX, the Issuer, Flag, Sillerman, Paul Kanavos and Brett Torino entered into a repurchase agreement dated June 1, 2007, as

CUSIP No.	302709-100	SCHEDULE 13D	Page 9 of 12 Pages
amended on June 18, 2007 and September 27, 2007. The purpose of the repurchase agreement is to ensure that the value of the shares of the Issuer’s Common Stock acquired by CKX pursuant to its June 1, 2007 investment in the Issuer’s predecessor (the “Purchased Securities”) is equal to no less the $100 million purchase price paid by CKX, under certain limited circumstances. Specifically, if none of certain specified events designed to establish the value of the investment at its original purchase price have occurred prior to January 10, 2010, Sillerman, Brett Torino and Paul Kanavos shall be required to sell back such number of their shares of Common Stock to the Issuer at a price of $0.01 per share as would result in the Purchased Securities having a value of at least $100 million. Such specified events include (i) the average closing price of the Common Stock of the Issuer for any consecutive 30-day period following the CKX Distribution shall have been at least such price per share that attributes an aggregate value to the Purchased Securities of not less than $100 million, (ii) the Issuer shall have consummated its planned rights offering or any other private placement or public offering of equity securities or equity-linked securities at a price that reasonably provides an attributable pre-money value to the Purchased Securities of not less than $100 million, (iii) the Issuer shall have received a standby purchase or other firm backstop arrangement for the planned rights offering at a price which attributes a pre-money value to the Purchased Securities of not less than $100 million, (iv) if CKX breaches, in any material respect, its obligations under the original investment transaction agreements which has a materially adverse effect on the fair market value of the Issuer’s Common Stock, or (v) a transaction is consummated the result of which is that Issuer ceases to be a ‘34 Act reporting company or if the Issuer becomes party to a transaction involving a merger, sale, recapitalization or similar transaction, provided that such transaction (x) provides an attributable pre-money value to the Purchased Securities of not less than $100 million, or (y) is approved by a majority of our stockholders who are unaffiliated with Flag, Sillerman, Brett Torino and Paul Kanavos.
     The foregoing description of the repurchase agreement, as amended, is not complete and is qualified in its entirety by reference to the full text of the agreement and the related amendments, which are attached as exhibits to this statement.
     Pursuant to the merger agreement, as amended, for the Going Private Transaction, the cash purchase price per share to be paid by 19X to CKX stockholders at the closing of the Going Private Transaction will be reduced by the amount obtained by multiplying (x) 0.075, by (y) the average trading price of the Issuer’s Common Stock during a twenty day trading period to be selected by the Special Committee of the CKX Board of Directors. However, the cash merger consideration payable in the Going Private Transaction cannot in any event be reduced by an amount greater than $2.00. Under the merger agreement, as amended, the measurement period referenced above cannot include the first twenty days of trading of the Issuer’s Common Stock after January 10, 2008 and must end at least thirty days prior to the closing of the Going Private Transaction.
     On January 7, 2008, the Issuer and Sillerman entered into an employment agreement, pursuant to which Sillerman was granted a stock option to purchase up to 6,000,000 shares of the Issuer’s Common Stock at a price of $20 per share. Such stock options vest ratably over a five year period commencing on the date of the employment agreement. Sillerman’s employment agreement will become effective for a five-year term upon the earlier of (i) the date on which the Going Private Transaction is consummated and (ii) the date on which the Going Private Transaction is terminated.
     The foregoing description of Sillerman’s employment agreement is incomplete and qualified in its entirety by reference to the full text of the agreement, which is attached as an exhibit to this statement.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Agreement and Plan of Merger, dated as of June 1, 2007, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CKX, Inc. on June 1, 2007).

CUSIP No.	302709-100	SCHEDULE 13D	Page 10 of 12 Pages

Exhibit Number	Description

2	Amendment, dated August 1, 2007, to the Agreement and Plan of Merger, dated as of June 1, 2007, by and among 19X, Inc., 19X Acquisition Corp. and CKX, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CKX, Inc. on August 1, 2007).

3	Amendment No. 2 to Agreement and Plan of Merger, dated as of June 1, 2007 and amended as of August 1, 2007, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CKX, Inc. on September 28, 2007).

4	Investment Agreement by and between FX Real Estate and Entertainment Inc. and Robert F.X. Sillerman, dated as of January 9, 2008 (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on January 10, 2008).

5	Form of Lock-Up Agreement, dated June 1, 2007 (incorporated herein by reference to Exhibit 10.17 to the Registration Statement on Form S-1/A filed by the Issuer on October 9, 2007).

6	Pledge Agreement, dated as of September 26, 2007, by and among CKX, Inc., Flag Luxury Properties, LLC and FX Real Estate and Entertainment Inc. (incorporated herein by reference to Exhibit 10.24 to the Registration Statement on Form S-1/A filed by the Issuer on October 9, 2007).

7	Repurchase Agreement, dated as of June 1, 2007, by and among FX Luxury Realty, LLC, CKX, Inc., Flag Luxury Properties, LLC, Robert F.X. Sillerman, Brett Torino and Paul C. Kanavos (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form S-1/A filed by the Issuer on October 9, 2007).

8	Amendment to Repurchase Agreement, dated as of June 18, 2007, by and among FX Luxury Realty, LLC, CKX, Inc., Flag Luxury Properties, LLC, Robert F.X. Sillerman, Brett Torino and Paul C. Kanavos (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form S-1/A filed by the Issuer on October 9, 2007).

9	Amendment No. 2 to Repurchase Agreement, dated as of September 27, 2007, by and among FX Luxury, LLC, CKX, Inc., Flag Luxury Properties, LLC and FX Real Estate and Entertainment Inc. (incorporated herein by reference to Exhibit 10.22 to the Registration Statement on Form S-1/A filed by the Issuer on October 9, 2007).

10	Employment Agreement by and between FX Real Estate and Entertainment Inc. and Robert F.X. Sillerman, dated as of January 7, 2008 (incorporated herein by reference to Exhibit 10.2 to the Form 8-K dated January 3, 2008 filed by the Issuer on January 9, 2008).

CUSIP No.	302709-100	SCHEDULE 13D	Page 11 of 12 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2008	/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

Dated: January 22, 2008	Sillerman Commercial Holdings Partnership, L.P.
/s/ Robert F.X. Sillerman
By: Robert F.X. Sillerman, as President of Sillerman Investment Corporation
Its: General Partner

Dated: January 22, 2008	Sillerman Capital Holdings, L.P.
/s/ Robert F.X. Sillerman
By: Robert F.X. Sillerman, as President of Sillerman Capital Holdings, Inc.
Its: General Partner

CUSIP No.	302709-100	SCHEDULE 13D	Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit Number	Description

1	Agreement and Plan of Merger, dated as of June 1, 2007, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CKX, Inc. on June 1, 2007).

2	Amendment, dated August 1, 2007, to the Agreement and Plan of Merger, dated as of June 1, 2007, by and among 19X, Inc., 19X Acquisition Corp. and CKX, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CKX, Inc. on August 1, 2007).

3	Amendment No. 2 to Agreement and Plan of Merger, dated as of June 1, 2007 and amended as of August 1, 2007, by and among 19X, Inc., 19 Acquisition Corp. and CKX, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CKX, Inc. on September 28, 2007).

4	Investment Agreement by and between FX Real Estate and Entertainment Inc. and Robert F.X. Sillerman, dated as of January 9, 2008 (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on January 10, 2008).

5	Form of Lock-Up Agreement, dated June 1, 2007 (incorporated herein by reference to Exhibit 10.17 to the Registration Statement on Form S-1/A filed by the Issuer on October 9, 2007).

6	Pledge Agreement, dated as of September 26, 2007, by and among CKX, Inc., Flag Luxury Properties, LLC and FX Real Estate and Entertainment Inc. (incorporated herein by reference to Exhibit 10.24 to the Registration Statement on Form S-1/A filed by the Issuer on October 9, 2007).

7	Repurchase Agreement, dated as of June 1, 2007, by and among FX Luxury Realty, LLC, CKX, Inc., Flag Luxury Properties, LLC, Robert F.X. Sillerman, Brett Torino and Paul C. Kanavos (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form S-1/A filed by the Issuer on October 9, 2007).

8	Amendment to Repurchase Agreement, dated as of June 18, 2007, by and among FX Luxury Realty, LLC, CKX, Inc., Flag Luxury Properties, LLC, Robert F.X. Sillerman, Brett Torino and Paul C. Kanavos (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form S-1/A filed by the Issuer on October 9, 2007).

9	Amendment No. 2 to Repurchase Agreement, dated as of September 27, 2007, by and among FX Luxury, LLC, CKX, Inc., Flag Luxury Properties, LLC and FX Real Estate and Entertainment Inc. (incorporated herein by reference to Exhibit 10.22 to the Registration Statement on Form S-1/A filed by the Issuer on October 9, 2007).

10	Employment Agreement by and between FX Real Estate and Entertainment Inc. and Robert F.X. Sillerman, dated as of January 7, 2008 (incorporated herein by reference to Exhibit 10.2 to the Form 8-K dated January 3, 2008 filed by the Issuer on January 9, 2008).